BB 9/8 *

11015402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TransAm Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Douglas Avenue
(No. and Street)

Altamonte Springs (City) FL (State) 32714 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Valerie Goldsmith 407-869-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

800 North Magnolia Avenue, Suite 1700, Orlando, FL 32803
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 26 2011
05 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 9/8

OATH OR AFFIRMATION

I, Barry M. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TransAm Securities, Inc., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Barry M. Smith, President
Title

Notary Public

CONNIE J. PEACOCK
Commission DD 700443
Expires August 28, 2011
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This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TransAm Securities, Inc.

Financial Report
June 30, 2011

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors
TransAm Securities, Inc.
Altamonte Springs, Florida

We have audited the accompanying statement of financial condition of TransAm Securities, Inc. (the Company) as of June 30, 2011, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TransAm Securities, Inc. as of June 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Orlando, Florida
August 25, 2011

TransAm Securities, Inc.

Statement of Financial Condition
June 30, 2011

Assets		
Cash and cash equivalents	$	22,512
Certificate of deposit		40,552
Commissions receivable		22,650
Prepaid income taxes		2,123
Deferred tax assets		1,575
Other assets		5,499
Total assets	$	94,911
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	30,992
Accrued wages		1,584
Total liabilities		32,576
Stockholder's Equity		
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		10,000
Retained earnings		52,325
Total stockholder's equity		62,335
Total liabilities and stockholder's equity	$	94,911

See Notes to Financial Statements.

TransAm Securities, Inc.

Statement of Income
Year Ended June 30, 2011

Revenues:	
Commissions income	$ 1,085,566
Other income	1,580
Total revenues	1,087,146
Expenses:	
Commissions expense	855,844
Marketing, management and administrative expenses	211,695
Licenses and regulatory expenses	13,983
Total expenses	1,081,522
Income before income taxes	5,624
Income tax expense	1,825
Net income	$ 3,799

See Notes to Financial Statements.

TransAm Securities, Inc.

Statement of Changes in Stockholder's Equity
Year Ended June 30, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at June 30, 2010	$ 10	$ 10,000	$ 48,526	$ 58,536
Net income	-	-	3,799	3,799
Balance at June 30, 2011	$ 10	$ 10,000	$ 52,325	$ 62,335

See Notes to Financial Statements.

TransAm Securities, Inc.

Statement of Cash Flows
Year Ended June 30, 2011

Cash Flows From Operating Activities		
Net income	$	3,799
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in deferred income taxes		(1,263)
Change in operating assets and liabilities:		
Decrease in commissions receivable		17,984
Increase in prepaid income taxes		(2,123)
Decrease in other assets		636
Decrease in commissions payable		(21,302)
(Increase) in income taxes payable		(4,592)
Net cash used in operating activities		(6,861)
Cash Flows From Investing Activities		
Increase in certificate of deposit		(766)
Net cash used in investing activities		(766)
Net decrease in cash		(7,627)
Cash and cash equivalents:		
Beginning		30,139
Ending	$	22,512
Supplemental Disclosure of Cash Flow Information		
Cash paid for income taxes	$	5,011

See Notes to Financial Statements.

Note 1. Nature of Organization and Significant Accounting Policies

Organization: TransAm Securities, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The primary activity has been sales of mutual funds, variable annuities, and limited partnership interests sponsored by unrelated third parties ("Product Sponsor(s)"). The Company was incorporated under the laws of the state of Florida on November 21, 1986 as a securities broker-dealer.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Commission income and related receivables and payables are recorded on the date the sale of the related financial product such as variable annuities, limited partnership placements and mutual funds is executed.

Commissions receivable: Commissions receivable are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. The allowance is reviewed periodically and adjusted for commissions deemed uncollectible by management. In the opinion of management, no such allowance is deemed necessary.

Income taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and net operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company recognizes the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company's policy is to recognize interest and penalties related to income taxes in its income tax provision. The Company has not accrued or paid interest or penalties, which were material to its results of operations for the year ended June 30, 2011. As of June 30, 2011, the Company had no material unrecognized tax benefits and does not expect the unrecognized tax benefit to significantly change within the next 12 months. The Company files in the U.S and various state jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2007.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recent accounting pronouncements: The Financial Accounting Standard Board ("FASB") and other entities issued new or modifications to, or interpretations of, existing accounting guidance during 2011. The Company has considered the new pronouncements that altered accounting principles generally accepted in the United States of America and, other than as disclosed in these notes to the financial statements, does not believe that any other new or modified principles will have a material impact on the Company's reported financial position or operations in the near term.

Note 2. Related Party Transactions

The Company does not own office equipment or employ office administrative support personnel. Certified Financial Group, Inc. ("CFG") provides office space, equipment, and office administrative support personnel. On August 11, 2005, the Company entered into a marketing agreement with CFG to provide these services. The agreement shall continue in effect until terminated by either party. CFG is owned by a family member of the Company's stockholder. Expenses charged by CFG to the Company, included in marketing, management, and administrative expenses for the year ended June 30, 2011, totaled approximately $165,300.

During the year ended June 30, 2011, the same family member was an active sales representative of the Company who received commission payments from the Company of $150,334 and was owed a commission payable of $6,527 at June 30, 2011. In addition, the sales representative received salary and other compensation payments totaling $10,000 for the year ended June 30, 2011.

A second family member of the Company's stockholder was also an active sale representative. The member received commission payments from the Company of $66,235.

A member of the Company's senior management was also an active sale representative. The member received commission payments from the Company of $38,923.

Note 3. Broker-Dealer Regulation

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2011, the Company had net capital, as defined, of $49,381 which is $44,381 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 0.66 to 1.

The Company is exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefit of Customers under the provision of paragraph (k) of rule 15c3-3 under the Securities Exchange Act of 1934 and complying with certain other provisions of this rule.

The Company has no liabilities that are subordinated to the claims of general creditors.

Note 4. Income Taxes

Income tax expense consists of:

	Current	Deferred
Federal	$ 2,477	$ (1,263)
State	611	-
	$ 3,088	$ (1,263)

Note 4. Income Taxes (Continued)

The actual income tax expense for 2011 differs from the "expected" tax expense to the income before income taxes as follows:

Tax at U.S. statutory rate	$	843	15.00%
State rates, net of federal benefit		270	4.79%
Non-deductible items		28	0.50%
Other		684	12.17%
	$	1,825	32.46%

The tax effects of temporary differences that give rise to the net deferred tax assets at June 30, 2011 are presented below:

Deferred tax assets:		
Accrued expenses	$	1,263
Other		312
Total deferred tax assets	$	1,575

The Company has evaluated its tax positions and determined, based on the weight of the evidence, it is more likely than not that all of the deferred tax assets will be realized. Accordingly, the Company has not recorded a valuation allowance for its deferred tax assets.

Note 5. Business Concentrations

Commission income from one major Product Sponsor of the Company accounted for $160,833 or 15% of total revenues for the year ended June 30, 2011. At June 30, 2011, commissions receivable included $632 from this Product Sponsor.

Note 6. Subsequent Events

Management evaluated and noted no subsequent events requiring recognition or disclosure through August 25, 2011, which is the date the financial statements were available to be issued.

Note 7. Contingencies

There are suits pending against the Company in the ordinary course of business involving claims with respect to allegations involving certain commissions earned by the Company and other brokers. In the opinion of the Company's management, any ultimate liability in these matters will not have a material adverse effect on the Company's financial position.

TransAm Securities, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2011

Net Capital		
Stockholder's equity, per statement of financial condition	$	62,335
Less non-allowable assets:		
Commissions receivable over 30 days old (net of $3,432 of related commissions payable)		858
Commissions receivable on sales of limited partnership units (net of $14,111 of related commissions payable)		2,696
Prepaid income taxes		2,123
Deferred tax assets		1,575
Other assets		5,499
Haircut on certificate of deposit		203
Net capital	$	49,381
Aggregate Indebtedness		
Commissions payable	$	30,992
Accrued wages		1,584
Total aggregate indebtedness	$	32,576
Computation of Basic Net Capital Requirements		
Minimum net capital required of reporting broker or dealer	$	5,000
Excess net capital	$	44,381
Ratio: Aggregate indebtedness to net capital		0.66 to 1

Total aggregate indebtedness reported in the Company's unaudited Form X-17A-5 Part IIA filing (the "Filing"), differs from the total aggregated indebtedness reported above by $242,554. In its Filing, the Company recognized, as a component of aggregate indebtedness, a liability related to certain legal matters, which did not meet the criteria set forth under FASB's Accounting Standards Codification 450 for accrual or disclosure in the financial statements.

McGladrey

Independent Auditor's Report on Internal Control

To the Board of Directors
TransAm Securities, Inc.
Altamonte Springs, Florida

In planning and performing our audit of the financial statements of TransAm Securities, Inc. (the Company) as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Orlando, Florida
August 25, 2011